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                           November 9, 2021

       Jennifer R. Kneale
       Chief Financial Officer
       Targa Resources Corp.
       811 Louisiana St., Suite 2100
       Houston, Texas 77002

                                                        Re: Targa Resources
Corp.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2020
                                                            Response dated
October 27, 2021
                                                            File No. 001-34991

       Dear Ms. Kneale:

              We have reviewed your October 27, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 23, 2021 letter.

       Response dated October 27, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Measures
       Our Non-GAAP Financial Measures, page 64

   1. We note your response to our prior comment 1. It appears that the Gross margin presented to reconcile to
non-GAAP Adjusted gross margin is calculated without subtracting the
                                                        Operating expenses line
item. For the non-GAAP Adjusted gross margin measure you
                                                        present, the most
directly comparable GAAP-basis measure appears to be a fully burdened gross margin. Please
revise your presentation accordingly.
 Jennifer R. Kneale
Targa Resources Corp.
November 9, 2021
Page 2



       You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Kimberly
Calder, Assistant Chief Accountant, at 202-551-3701 if you have any questions.



FirstName LastNameJennifer R. Kneale                     Sincerely,
Comapany NameTarga Resources Corp.
                                                         Division of
Corporation Finance
November 9, 2021 Page 2                                  Office of Energy &
Transportation
FirstName LastName